November 15, 2012

Mr. Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ossen Innovation Co., Ltd.
Form 20-F
Filed April 16, 2012
File No. 1-34999

Dear Mr. O’Brien:

Reference is made to the letter dated November 6, 2012 (the “Comment Letter”) to Mr. Alan Jin, Chief Financial Officer of Ossen Innovation Co., Ltd. (“Ossen” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 20-F filed April 16, 2012

Risk Factors, page 2

1.           We have read your response to comment 2 in our letter dated September 27, 2012, and appreciate the information provided in Appendix A. Therein you indicate that the CFO has “13 years of experience in banking and corporate finance in the U.S. and in China, most with U.S. listed Chinese companies” and that the Assistant Financial Controller has “10 years of experience in accounting and internal control, including working with other U.S. listed Chinese companies.” For both the CFO and Assistant Financial Controller, please clarify whether they have been involved in the preparation of financial statements in accordance with U.S. GAAP at U.S. listed Chinese companies and tell us the name of the companies, the position or role held, and the specific duties performed. Tell us how proficiency and experience in U.S. GAAP was gained, e.g. whether they worked at these companies under the direction of a U.S. CPA. We also reserve comment on your responses to comments 3 and 4 in our letter dated September 27, 2012.

Mr. Terence O'Brien, Branch Chief
United States Securities and Exchange Commission
November 15, 2012

Our Chief Financial Officer first served from 1997 to 2000 as corporate banking officer at Bank of Tokyo-Mitsubishi, where he conducted extensive financial and industry due diligence, performed thorough analysis on companies’ financial statements and evaluated credit and business risks. His corporate clients included BASF, IBM and Kodak.

From 2002 to 2008 our Chief Financial Officer served in various capacities at Citigroup in New York. During that time he managed the American Depositary Receipts (ADR) programs for companies such as Lenovo (LNVGY), SINOPEC (SNP) and FocusMedia (FMCN). Part of his responsibilities was to provide companies education and support on compliance, including U.S. capital market regulations, SEC disclosure requirements, corporate governance and NYSE/NASDAQ listing requirements, etc. to help companies better manage their ADR programs.

He is a CFA charter holder. His experience in corporate banking and U.S. capital market has provided him with extensive experience in financial analysis and knowledge of the SEC disclosure requirements.

Our Assistant Financial Controller has an accounting background. Excluding the time he temporarily pursued other interests, he spent over 10 years focusing on accounting and internal control.

He first served at Arthur Andersen’s auditing division as an auditor for three years and provided extensive auditing services to client companies located in China. In that capacity, he worked directly under or with several partners and team leaders at the firm who were U.S. CPAs. After Arthur Andersen closed its business, he left the sector and pursued other interests. When he later re-entered the accounting field he worked for Coca-Cola in the finance division of its China operation in 2005 and 2006. His major responsibilities there were financial reporting and budget control. In that capacity, he was directly involved in the preparation of financial statements.

After his time at Coca-Cola and before he joined our Company in 2010 he worked as a consultant and provided accounting and internal control support services to various corporate clients in China, including Tom Online Inc.

He is experienced with U.S. GAAP accounting and knowledgeable about internal control and corporate governance. He assists our Chief Financial Officer and Financial Controller on a daily basis and is a key member of the Company’s accounting team.

2.           We have read your response to comment 5 in our letter dated September 27, 2012. Given you have told us you have not considered the requirements under Rule 5-04 to provide a Schedule I for the period ended December 31, 2011, it appears that a review of such Rule is warranted currently in order to determine whether a Schedule I was required as part of your audited financial statements for that period. Please undertake this analysis now and advise us of the results, or amend your Form 20-F accordingly.

Mr. Terence O'Brien, Branch Chief
United States Securities and Exchange Commission
November 15, 2012

For the Staff’s information, please see our review and analysis of Rule 5-04.

1.	Ownership of the subsidiaries

Ossen Innovation Co., Ltd., the registrant, owns indirectly (see Appendix I attached hereto):

81% - Ossen Innovation Materials Co., Ltd. (“Company A”)
96.105% - Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. (“Company B”)

2.	Restrictions on payment to parent company

Both Company A and B are required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits to a statutory reserve and such percentage amount is not transferable to their parent companies. Currently, the allocation percentage to such reserve at both Company A and Company B is 10%.

As of December 31, 2011, there were no financial covenants on either Company A and Company B that put restrictions on the amount of their net assets.

Payment of dividends from Company A and Company B to their offshore parent companies is permitted under PRC laws. Certain procedures need to be followed in order to make such payment.

3.	Computation as of December 31, 2011

Company A

Current Assets	$ 79,397,711	Current Liabilities	$ 56,484,924
Non-current Assets	$ 33,603,524	Long-term debt	$ 0
		Paid-in Capital	$ 17,821,424
		Reserve Fund	$ 2,223,498
		Retained Earnings	$ 36,471,389

		Net Assets	$ 56,516,311

Total	$ 113,001,235		$ 113,001,235

Mr. Terence O'Brien, Branch Chief
United States Securities and Exchange Commission
November 15, 2012

Company B

Current Assets	$ 73,149,221	Current Liabilities	$ 25,920,127
Non-current Assets	$ 8,485,710	Long-term debt	$ 4,718,094
		Paid-in Capital	$ 28,882,635
		Reserve Fund	$ 2,331,562
		Retained Earnings	$ 19,782,514

		Net Assets	$ 50,996,710

Total	$ 81,634,932		$ 81,634,932

Restrictions

Company A	Computed Restrictions

share ownership 81%	$ 10,738,099
Dividends: 10% of accumulated earnings cannot be paid out	$ 3,647,139

Company B

share ownership 96.105%	$ 1,986,322
Dividends: 10% of accumulated earnings cannot be paid out	$ 1,978,251

Consolidated net assets of the registrant was $89.4 million as of December 31, 2011. The amount of restricted net assets was $10.7 million for Company A and $2 million for Company B for an aggregate amount of $12.7 million. Since $12.7 million is less than 25% of consolidated net assets ($89.4 million) of the registrant ($22.3 million), Schedule I of the registrant is not required to be filed.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Terence O'Brien, Branch Chief
United States Securities and Exchange Commission
November 15, 2012

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•
the Company may not assert that the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

Ossen Innovation Co., Ltd.

By: /s/ Alan Jin
   Name: Alan Jin
   Title: Chief Financial Officer
   8621-58883163
   alanjin@osseninnovation.com

cc:       Christopher S. Auguste, Esq.

Appendix I: